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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ]   Form 10-K and Form 10-KSB     [ ] Form 20-F      [ ] Form 11-K
[X]   Form 10-Q and Form 10-QSB      [ ] Form N-SAR

      For Period Ended: Quarter Ended December 31, 1999

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:.........................................

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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:.......................................................................
 ...............................................................................

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Part 1 - Registrant Information

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      INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
      Address of Principal Executive Office (Street and Number)

      75 Rowland Way, Novato, California 94945
      (City, State and Zip Code)

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PART II - RULES 12b-25 (b) AND (c)

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(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X].

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


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PART III - NARRATIVE

On January 28, 2000, the Company publicly announced significant changes to its operations as a result of an adverse arbitration decision and its exit from the retail software business. The Company also received a comment letter from the Securities and Exchange Commission on February 10, 2000, related to its 1999 Form 10-K and its Form 10-Q for the quarter ended September 30, 1999. The Company requires additional time to complete its Form 10-Q for the current quarter in view of these events.

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PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

            Costa  John, CEO             (415)                257-3000
                (Name)                 (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  Yes [X] No [ ]

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes [X] No [ ]

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  (Name of Registrant as specified in charter)
                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 14, 2000                  By:___________________________________
                                              Costa John
                                              Chief Executive Officer and Chief
                                              Financial Officer


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RESPONSE TO PART IV(3): EXPLANATION OF ANTICIPATED CHANGE IN RESULTS AND REASONS
WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

The Company reported a loss of $27.4 million in its Form 10-K for the fiscal year ended 1999 and a loss of $1.8 million in its Form 10-Q for the first fiscal quarter of 2000, caused by changes in the Company's retail software business and the Company's restructuring efforts. The Company expects this trend to continue and thus expects to report a significant loss for the quarter ended December 31, 1999. As a result of the recent developments discussed in Part III, the Company requires additional time to complete its Form 10-Q for the current quarter during the next week.



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